BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

DENVER OFFICE

1899 WYNKOOP STREET
DENVER, CO 80202
TELEPHONE: (303) 592-3100
April 11, 2008	FACSIMILE: (303) 592-3140

CHICAGO OFFICE

COURTHOUSE PLACE
V I A EDGAR AND COURIER SERVICE	54 WEST HUBBARD STREET
United States Securities and Exchange Commission	CHICAGO, IL 60610
Washington, D.C. 20549	TELEPHONE: (312) 494-4400
Attention: Pamela A. Long	FACSIMILE: (312) 494-4440
Assistant Director
Division of Corporate Finance
Mail Stop 7010

Re:	Real Goods Solar, Inc.
Registration Statement on Form S-1/A
File No. 333-149092

Dear Ms. Long:

Real Goods Solar, Inc. is filing Amendment No. 2 to its Registration Statement on Form S-1, File No. 333-149092 today. This letter responds to your letter dated April 8, 2008 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing.

Real Goods’ responses to the Staff’s comments follow the numbered comments contained in the April 8, 2008 letter, which we have reproduced below. Where applicable, the revised pages or sections of the amended Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the “marked” version of the Registration Statement, three copies of which are enclosed herewith for your convenience.

Unaudited Pro Forma Consolidated Statement of Operations, page 27

1.	We note your response to our prior comment 33 and have read your additional disclosures. Please supplementary provide us with your calculations in support of footnote one as we are unable to determine the amount of amortizable intangibles preliminarily associated with the Marin and Carlson acquisitions.

Company Response: In response to the Staff's comment, we are providing the Staff the following supplementary calculations in support of footnote one regarding preliminary amortizable intangibles primarily associated with the Marin and Carlson acquisitions:

Entity	Intangible	Estimated Cost(1)	Amortization Period	2007 Expense
Marin	Noncompete	$75,000	three years	$25,000
Marin	Trademarks & Tradenames	$100,000	five years	$20,000
Carlson	Noncompete	$100,000	approx. three years	$35,000
Carlson	Trademarks & Copyrights	$200,000	five years	$40,000

				$120,000

(1)	Estimated purchase price allocation.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

As we indicated in our response to the Staff’s comment number 89 in your letter to us dated March 6, 2008, we are in the process of preparing valuations of certain intangible assets associated with the Marin and Carlson acquisitions. Accordingly, the preliminary purchase price allocation giving rise to this estimated pro forma adjustment is subject to refinement.

Management's discussion and analysis of financial condition and results of operations, page 30

Results of Operations, page 33

2.	We note your response to comment 38 of our prior letter. Given the 38.8% jump in revenues in 2006 compared to 2005, you need to provide the investors with a better understanding of how much of the revenue increase was attributable to the expansion of the existing market in California versus the launch of your new solar energy systems installation in Colorado. Your reference to FASB Statements 131 and paragraphs 104 through 107 is misplaced since the disclosure in this section is not asking for reporting of revenues by geographic areas.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 33 of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended December 31, 2006 Compared to Year Ended December 31, 2005” to include the following sentence: “Net revenue increased 10.8% as a result of the launch of our solar energy system installations in Colorado. The remainder of the increase was generated by our existing markets.”

Business, page 39

Our History, page 39

3.	We note your disclosure in response to comment 60 of our March 6, 2008 letter, in which it appears that Mr. Schaeffer served as CEO of your predecessor, Real Goods Trading Corporation, until 2008. If your acquisition of Real Goods Trading Corporation or its assets took place within the last five years, please describe in the filing the transaction or series of transactions by which you became its successor, as required by Item 101(a) of Regulation S-K. To the extent necessary, please clarify throughout your filing that references to the company’s operations prior to the acquisition relate to the operations of Real Goods Trading Corporation.

Company Response: In response to the Staff's comment, we advise the Staff that our acquisition of Real Goods Trading Corporation or its assets did not take place within the last five years. We further call to the Staff’s attention that on page 1 in the forepart of the section entitled “Prospectus Summary” we have disclosed the following information: “References in this prospectus to “Real Goods,” “we,” “us,” “our” or “our company” refer to Real Goods Solar, Inc., its predecessors and its consolidated subsidiaries, unless we indicate otherwise.” In response to the Staff’s comment, we have added this same language on page 39 to the section entitled “Business—Our History.” In further response to the Staff’s comment, we have revised the disclosure contained on page 39 of the section entitled “Business—Our History” to include the following sentence: “We were incorporated in Colorado in 2008 as a successor to a business that began in 1978, which was operated by Gaiam as a separate business (except for certain consolidated corporate functions) from 2001 to 2008 and was consolidated into our corporate entity upon our formation.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

Sales and Marketing, page 46

4.	Please include disclosure similar to your supplemental response to prior comment 42 in your filing. It is still not clear from the current disclosure what the additional products are and how you use them in your cross-selling and cross-marketing efforts.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 46 of the section entitled “Business—Sales and Marketing” to include the following sentences: “In order to generate leads for potential solar energy system sales in a more cost effective manner than by using conventional marketing methods, we offer a broad array of products focused on renewable energy and sustainable living. These products include solar PV modules, inverters, books and DVDs on renewable energy and sustainable living, products for solar and other water heating, green building products and systems, air purification products and water conservation and purification products. Through these efforts, we are able to market our solar energy systems to potential customers who have likely purchased other renewable energy or sustainable living products and resources.”

Intellectual Property, page 49

5.	We note your response to comment 59 of our March 6, 2008 letter. Please expand your disclosure to discuss the importance of the duration and effect that these trademarks have on your business in accordance with Item 101(c)(1)(iv) of Regulation S-K.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 49 of the section entitled “Business—Intellectual Property” to include the following sentences:

“These trademark registrations are each valid for ten years and we endeavor to maintain such registrations as valid and current by filing all required renewal forms when due.”

And

“Our trademarks and trade names are important assets because of the value we derive from the Real Goods brand, and because of our company’s reputation that is associated with these trademarks and trade names.”

Management, page 50

Officers and Key Employees, page 50

6.	We note your new disclosure related to the agreement with Erik Zech. Please file the agreement as an exhibit to the registration statement, and expand your disclosure by discussing how the hiring of the new President and CFO will change the duties and the position held by Ms. Valentine.

Company Response: In response to the Staff's comment, we have filed the agreement with Erik Zech as Exhibit 10.8 with the Amendment No. 2 to our registration statement filed with the Commission on April 11, 2008. In addition, we have revised the disclosure contained on page 52 of the section entitled “Management—Officers and Key Employees” to include the following sentence: “We have also entered into an agreement with Erik Zech, age 36, by which Mr. Zech has consented to become our President and Chief Financial Officer upon the completion of this offering, at which time Ms. Valentine will resign as our Chief Financial Officer.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

Executive Compensation, page 53

Compensation Discussion and Analysis, page 53

Elements of Our Compensation Program, page 53

7.	We note your response to comment 66 of our March 6, 2008 letter. We also note that you have not disclosed any performance goals or targets. In addition to our comment below regarding 2007 bonus amounts, please confirm your understanding that in the future, when you disclose elements of compensation for prior years where the achievement of individual or company performance targets or goals is material in determining the amount of such compensation, you will disclose these targets or goals. The language added in response to prior comment 66, which addresses only a range of amounts to be awarded based on percentages of salary, would not be responsive to this comment as it does not disclose the targets or goals that must be achieved to trigger the award.

Company Response: In response to the Staff's comment, we confirm that in the future, when we disclose elements of compensation for prior years where the achievement of individual or company performance targets or goals is material in determining the amount of such compensation, we will disclose these targets or goals.

Summary Compensation Table, page 55

8.	We note disclosure in footnote (1) regarding bonuses for 2007. If these bonus amounts are not calculable through the latest practicable date, please clarify this in your footnote, together with disclosure regarding the date the bonuses will be determined and any formula or criteria that will be used. Please see Instruction 1 to Item 402(c)(2)(iii) and (iv) and paragraph 4.01 of the staff’s Compliance and Disclosure Interpretations regarding Item 402 of Regulation S-K. Otherwise, please include this amount in the table, and disclose any performance goals or targets that were material in determining the amount of the bonus.

Company Response: In response to the Staff's comment, we advise you that these bonus amounts are not calculable through the latest practicable date. We have revised the disclosure contained in footnote (1) to the Summary Compensation Table on page 55 to include the following sentence: “Bonuses for 2007 will be awarded by Gaiam’s compensation committee and will be paid in May of 2008, the amounts of which are not determined as of the date hereof.”

9.	In footnote (2) you refer to Gaiam's audited financial statements for 2007, which do not appear in the filing. Please revise to include a discussion of the assumptions used in calculating the dollar amount reported in the column, or include a cross reference to a discussion that appears in this prospectus. This comment also applies to your disclosure in footnote (2) to the table entitled Outstanding Equity Awards at Fiscal Year-End.

Company Response: In response to the Staff's comment, we have revised the disclosure contained in footnote (2) to the Summary Compensation Table on page 55 and in footnote (2) to the table entitled Outstanding Equity Awards at Fiscal Year End on page 56 to include the following sentences: “The determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by Gaiam’s stock price as well

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

as assumptions regarding a number of complex and subjective variables. We derive the expected terms from the historical behavior of participant groupings. We base expected volatilities on the historically realized volatility of Gaiam’s stock over the expected term. Our use of historically realized volatilities is based upon the expectation that future volatility over the expected term is not likely to differ from historical results. We base the risk-free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. Gaiam does not anticipate paying any cash dividends in the foreseeable future and, therefore, we use an expected dividend yield of zero in the option valuation model. In accordance with SFAS No. 123R, we are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data by participant groupings to estimate option forfeitures and record share-based compensation expense only for those awards that are expected to vest.”

Relationship with Gaiam, page 60

Intercorporate Services Agreement, page 60

10.	Please clarify whether the parties have executed and are operating under the terms of the Intercorporate Services Agreement, as suggested in note 2 to the audited financial statements on page F-7, or whether they will enter in to this agreement on or before the completion of the offering, as suggested in the first paragraph of this section.

Company Response: In response to the Staff's comment, we have revised the disclosure contained on page 14 of the section entitled “Risk Factors—Risk Factors Related to our Relationship with Gaiam” to include the following sentences:

“In connection with this offering, we will enter into an intercorporate services agreement to retain the ability for specified periods to use certain Gaiam resources.”

And

“The agreement we will enter into with Gaiam may be amended by the parties.”

We have also revised the disclosure contained on page 46 of the section entitled “Business—Services—Working Capital Items” and the disclosure contained on page F-8 of the section entitled “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies—Inventory” to include the following sentence: “We pay Gaiam supplier product costs, order fulfillment fees, and freight charges to drop-ship these sales to our customers, which payments will be made through our Intercorporate Services Agreement upon the completion of this offering.”

In addition, we have revised the disclosure contained on page 60 of the section entitled “Relationships with Gaiam—Intercorporate Services Agreement” to include the following sentences:

“Upon the completion of this offering, we will enter into an Intercorporate Services Agreement with Gaiam.”

And

“The initial term of this agreement will be from its commencement through December 31, 2008, and thereafter this agreement automatically renews on a quarter-to-quarter basis.”

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

Finally, we have revised the disclosure contained on page F-9 of the section entitled “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies—Allocation of Costs” to include the following sentence: “Gaiam will provide for us management, financial, audit, accounting, tax, treasury, human resources, payroll, technical, fulfillment, inventory management, customer service and certain occupancy and related office services under an Intercorporate Services Agreement.”

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP

Securities and Exchange Commission

April 11, 2008

Company Response: We acknowledge the Staff’s comments.

We appreciate the Staff’s efforts to provide us with comments on Amendment No. 2. Please feel free to contact me at 303-592-3144 if you have questions.

Sincerely,

/s/ Thomas R. Stephens

cc: Jirka Rysavy